                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 6)/*/


                        MIKRON INSTRUMENT COMPANY, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  59862R 10 3
                  ------------------------------------------------
                                (CUSIP Number)


Steven N. Bronson                     copy to:  Linda C. Frazier, Esquire
Barber & Bronson Incorporated                   Broad and Cassel
2101 W. Commercial Blvd., Ste. 1500             201 S. Biscayne Blvd, Suite 3000
Ft. Lauderdale, FL 33309 (305) 730-7700         Miami, FL 33131 (305)373-9400
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 November 3, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]

Check the following box if a fee is being paid with this statement. [_] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

/*/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------                        ---------------------------
 CUSIP No. 59862R 10 3                           Page 2 of 9 Pages
------------------------                        ---------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Steven N. Bronson
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)[_]
                                                                          (b)[_]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS  2(d) or 2(e)
                                                                             [_]
--------------------------------------------------------------------------------
6   CITIZENSHIP OF PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                          7   SOLE VOTING POWER

     NUMBER OF                -0-
      SHARES            --------------------------------------------------------
   BENEFICIALLY           8   SHARED VOTING POWER
     OWNED BY
       EACH                   800,000
     REPORTING          --------------------------------------------------------
      PERSON              9   SOLE DISPOSITIVE POWER
       WITH
                              318,060
                        --------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              800,000
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,118,060
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    28.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

------------------------                        ----------------------------
 CUSIP No. 59862R 10 3                           Page 3 of 9 Pages
------------------------                        ----------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Long Term Growth Associates, Limited
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)[_]
                                                                          (b)[_]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)
                                                                             [_]
--------------------------------------------------------------------------------
6   CITIZENSHIP OF PLACE OF ORGANIZATION

    Florida
--------------------------------------------------------------------------------
                          7   SOLE VOTING POWER

     NUMBER OF                -0-
      SHARES            --------------------------------------------------------
    BENEFICIALLY          8   SHARED VOTING POWER
      OWNED BY
       EACH                   800,000
     REPORTING          --------------------------------------------------------
      PERSON              9   SOLE DISPOSITIVE POWER
       WITH
                              -0-
                        --------------------------------------------------------
                          10  SHARED DISPOSITIVE POWER

                              800,000
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    800,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [_]


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    21.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                        Page 4 of 9 Pages

Item  1.   Security and Issuer.
           -------------------

           This Amendment No. 6 to Schedule 13D relates to the common stock, $.01 par value (the "Common Stock"), of Mikron Instrument Company, Inc., a New Jersey corporation (the "Issuer"), and amends the Schedule 13D, as amended. The Issuer's principal executive office is located at 445 West Main Street, Wyckoff, New Jersey 07481.

Item 2.   Identity and Background.
          -----------------------

          (a) This Amendment No. 6 to Schedule 13D is being filed jointly on behalf of Steven N. Bronson and Long Term Growth Associates, Limited, a Florida limited partnership (the "Partnership"). The principal executive office of the Partnership is located at 2101 West Commercial Boulevard, Suite 1500, Ft. Lauderdale, Florida 33309. The general partner (the "General Partner") of the Partnership is Long-Term Growth Associates, Inc., a Florida corporation, of which Messrs. Steven N. Bronson, Bruce C. Barber, Eric R. Elliott and James S. Cassel are the principals. Messrs. Bronson, Barber, Elliott and Cassel are also the executive officers of Barber & Bronson Incorporated, a Florida corporation (the "Company"), which also has its principal executive offices at the previously stated address.

          (b) Mr. Bronson's business address is 2101 West Commercial Boulevard, Suite 1500, Ft. Lauderdale, Florida 33309. The Partnership's business address is 2101 West Commercial Boulevard, Suite 1500, Fort Lauderdale, Florida 33309. The business address for all of the other executive officers of the General Partner is 2101 West Commercial Boulevard, Suite 1500, Ft. Lauderdale, Florida 33309.

          (c) Mr. Bronson is the President of the General Partner and the Company; Mr. Cassel is the Executive Vice President of the Company; Mr. Barber is the Vice President of the Company; and Mr. Elliott is the Secretary of the Company. The Partnership is engaged in the business of investing in securities.

          (d) Neither the Partnership, the General Partner, nor any of its executive officers, including Mr. Bronson, were during the last five years convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither the Partnership, the General Partner, nor any of its executive officers, including Mr. Bronson, were during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                                                        Page 5 of 9 Pages

          (f) Mr. Bronson is a citizen of the United States of America. The Partnership is a Florida limited partnership and the General Partner is a Florida corporation. The principals of the General Partner are citizens of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Mr. Bronson acquired shares of the Issuer's Common Stock (the "Shares"), utilizing his personal funds. The Partnership acquired Shares utilizing its working capital, and acquired an option to acquire additional shares from a principal shareholder of the Issuer in a privately negotiated transaction. The Partnership also acquired Shares by utilizing its working capital to exercise the options. Certain executive officers of the Company, including principals of the General Partner, acquired Shares utilizing their personal funds.

Item 4.   Purpose of Transaction.
          ----------------------

          Mr. Bronson and the Partnership acquired securities of the Issuer for investment purposes and each may, independently, depending upon then current events, including without limitation, then current market conditions, the Issuer's results of operations, and the then current general business climate, decide to increase or decrease their respective positions in the Issuer. In addition, certain of the other executive officers of the General Partner and the Company acquired Shares for investment purposes and each may, independently, depending upon then current events, including without limitation, then current market conditions, the Issuer's results of operations, and the then current general business climate, decide to increase or decrease their respective positions in the Issuer.

          As of the date of the event which required filing of this Amendment No. 6 to Schedule 13D, neither Mr. Bronson, the Partnership nor the General Partner, nor any of the other executive officers of the General Partner had any plans or proposals which may relate or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

                                                        Page 6 of 9 Pages

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j)   Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 1,118,060 Shares, representing approximately 28.1% of the total Shares deemed outstanding. Such Shares include 800,000 Shares owned beneficially by the Partnership, as described below. Such Shares also include 32,875 Shares issuable upon exercise of warrants at an exercise price of $0.81 per Share through December 31, 1998; 32,875 Shares issuable upon exercise of warrants at an exercise price of $1.01 per Share through December 31, 1998; 32,875 Shares issuable upon exercise of warrants at an exercise price of $1.25 per Share through December 31, 1998; 32,875 Shares issuable upon exercise of warrants at an exercise price of $1.50 per Share through December 31, 1998; 32,875 Shares issuable upon exercise of warrants at an exercise price of $1.75 per Share through December 31, 1998; and 153,685 Shares issuable upon exercise of warrants at an exercise price of $2.50 per Share through September 30, 2000.

          The Partnership may be deemed to beneficially own an aggregate of 800,000 Shares, representing approximately 21.9% of the total Shares of the Issuer's Common Stock deemed outstanding. Such Shares include 800,000 Shares owned of record by the Partnership, and with respect to which the Partnership may be deemed to share voting and dispositive power with Steven N. Bronson.

          Mr. Barber may be deemed to beneficially own 62,790 Shares, which Shares are issuable upon the exercise of a like number of warrants owned of record by Mr. Barber and with respect to such Shares, Mr. Barber possesses sole dispositive power. With respect to said Shares, Mr. Bronson, Mr. Elliott, and the Partnership disclaim beneficial ownership.

                                                        Page 7 of 9 Pages

Mr. Barber also disclaims beneficial ownership of the Shares beneficially owned by Mr. Bronson, the Company, Mr. Elliott, and the Partnership.

          Mr. Elliott may be deemed to beneficially own 24,150 Shares, which Shares include 19,150 Shares issuable upon exercise of a like number of warrants owned of record by Mr. Elliott. Mr. Elliott may be deemed to possess sole voting and dispositive power with respect to 5,000 Shares and sole dispositive power with respect to 19,150 Shares. In addition, with respect to said Shares, Mr. Bronson, Mr. Barber, and the Partnership disclaim beneficial ownership. Mr. Elliott also disclaims beneficial ownership of the Shares beneficially owned by Mr. Bronson, the Company, Mr. Barber, and the Partnership.

          The Company is a broker-dealer registered under the Act. The foregoing Shares do not include any Shares held of record in the trading account of the Company and, with respect to such Shares, the foregoing persons disclaim beneficial ownership.

          (c) On November 3, 1996, the Partnership acquired 200,000 Shares by exercising the option previously granted to it.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

          (e)   Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          None.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Exhibit M - Joint 13D Filing Statement.

                                                        Page 8 of 9 Pages

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.




Date:  November 21, 1996            /s/ Steven N. Bronson
--------------------------          ---------------------
                                    Steven N. Bronson

                                                        Page 9 of 9 Pages

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.


                                    LONG TERM GROWTH ASSOCIATES, LIMITED

                                    By: Long-Term Growth Associates, Inc.,
                                        General Partner


Date:  November 21, 1996            By: /s/ Steven N. Bronson
                                       ------------------------------
                                        Steven N. Bronson, President

                                   Exhibit M
                                   ---------

          Reference is made to a report on Schedule 13D, being filed on or about the date hereof, with respect to the undersigned's beneficial ownership of shares of Common Stock of Mikron Instrument Company, Inc. The undersigned hereby acknowledge and agree that such Schedule 13D is being filed on behalf of each of the undersigned. This agreement may be executed in one or more counterparts, each of which shall be an original, but all of which shall constitute one and the same instrument.




Date:  November 21, 1996            /s/ Steven N. Bronson
                                    -----------------------
                                    Steven N. Bronson


                                    LONG TERM GROWTH ASSOCIATES, LIMITED


                                    By: Long-Term Growth Associates, Inc.,
                                        General Partner


Date:  November 21, 1996            By: /s/ Steven N. Bronson
                                        -----------------------------
                                       Steven N. Bronson, President